VIA EDGAR

April 23, 2012

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549
Attn:  Jim B. Rosenberg, Senior Assistant Chief Accountant
          Division of Corporation Finance

Re:	Teva Pharmaceutical Industries Limited Form 20-F for the Fiscal Year Ended December 31, 2011 (the “2011 Form 20-F”) Filed February 17, 2012 File No. 000-16174

Dear Mr. Rosenberg:

On behalf of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”), set forth below are Teva’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission contained in your letter dated April 10, 2012 to Eyal Desheh, Teva’s Chief Financial Officer.  For your convenience, we have set forth below the Staff’s comments in italics, followed by Teva’s responses thereto.  Please also see the separate letter of Mr. Desheh being submitted concurrently with this response letter containing Teva’s “Tandy letter” acknowledgment.

As further described below, we propose to make any changes to our disclosure commencing either with our Form 6-K with respect to our quarter ending March 31, 2012 (the “1Q Form 6-K”) or our Form 20-F for the fiscal year ending December 31, 2012 (the “2012 Form 20-F”).

Item 4:  Information on the Company
Regulation
Government Reimbursement Programs, page 48

1.
You have disclosed several changes due to the Healthcare Reform Act that may affect your financial statements including increasing Medicaid rebates, narrowing sales definitions for average manufacturer price purposes and expanding Medicaid rebates to cover Medicaid managed care programs. You also disclose that under the new legislation, certain pharmaceutical companies are now obligated to fund 50% of the patient obligation in the “donut hole.” Additionally, you indicate that commencing in 2011, an excise tax was levied against certain branded pharmaceutical products to be apportioned to qualifying pharmaceutical companies across the industry based on an allocation of their governmental programs as a portion of total pharmaceutical government programs.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

Please provide us proposed accounting policy disclosures to be included in your financial statements in future periodic reports regarding these changes. For example, disclose how you are recording the amounts due for the excise tax assessed to pharmaceuticals and where the amounts are classified in the income statement. In addition, please provide us proposed disclosure to be included in future periodic reports for Management’s Discussion and Analysis of the effects the Healthcare Reform Act had on your liquidity and results of operations for each period presented and the anticipated effects the legislation will have on your future liquidity and results of operations. For example, consider disclosing, if known, your anticipated share of the excise tax that will be levied on your current and future results of operations as well as any other anticipated effects on your results of operations of other changes in the law.

The annual fee assessed to pharmaceutical manufacturers (the brand manufacturer’s fee, or “excise tax”) has been accounted for ratably throughout the year in Selling and Marketing expenses in accordance with ASU Topic 720-50. The amount for the fiscal year ended December 31, 2011 was $6 million, or 0.2% of Selling and Marketing expenses. As this fee did not have a significant impact on our results of operations for the year ended December 31, 2011 and we do not expect the fee to have a significant impact on future operations, there was no specific disclosure provided as to the amount or accounting policy. We will continue to monitor this annual fee and will consider additional disclosure if the amounts have or are expected to have a significant impact on our operations.

We recorded an additional $255 million and $169 million in 2011 and 2010, respectively, as sales reserves and allowances related to increased, extended and expanded rebate provisions, including the Medicare coverage gap, or “donut hole.” These amounts, which are included in the Sales Reserves and Allowances table on page 75 of our 2011 Form 20-F as a component of Rebates and Other Sales Reserves and Allowances, represented 3% of total provisions for 2011 and 2010 and 8% and 6% of rebates and other provisions for 2011 and 2010, respectively. We did not consider this to be a significant component of sales provisions requiring specific disclosure of the amounts; however, on page 74 of our 2011 Form 20-F, we did note that “Included in the 2011 and 2010 provisions [for Rebates and Other Sales Reserves and Allowances] are estimates for the impact of changes to Medicaid rebates and associated programs related to U.S healthcare reform.” We will continue to monitor these amounts and will consider additional disclosure if the amounts have or are expected to have a significant impact on our operations.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

Item 5: Operating and Financial Review and Prospects

Results of Operations
Gross Profit, page 64

2.
Please expand your analysis to quantify the primary factors underlying the changes in gross profit for each period presented. In particular, quantify the reduction in gross profit margins due to the fewer number of high-margin generic products and the increase in gross profit margins due to sales of higher margin innovative and branded products. Also, describe and quantify the impact of the declining sales of prior year generic drug launches, such as the 2011 decline in sales of key 2010 launches as disclosed on page 61. In addition, quantify the components of cost of sales other than the cost of inventory sold, such as amortization of purchased intangible assets and cost of regulatory actions taken in various manufacturing facilities.

In response to this comment, we will include enhanced disclosure quantifying the material factors affecting our gross profit and gross margins along the following lines (adjusted as applicable), commencing with our 1Q Form 6-K:

Gross profit margins were 52.0% in 2011, compared with 56.2% in 2010. This decrease in gross margin of 4.2% primarily reflects lower sales of generic products in the U.S., which was impacted mainly by fewer high-margin new launches of generic products (which decreased the gross margin by approximately 3.6 points) and higher charges related to the amortization of purchased intangible assets, inventory step-up and regulatory actions taken in various manufacturing facilities (which decreased the gross margin by approximately 3.2 points), as well as higher sales of products with lower gross margins (which decreased the gross margin by approximately 0.7 points). These factors were partially offset by an increase in sales of our higher margin innovative and branded products, mainly Copaxone®, Azilect®, ProAir™ and Qvar® as well as the newly acquired Cephalon products, mainly Provigil®, Treanda® and Nuvigil® (which overall increased our gross margin by approximately 3.3 points).

For the Staff’s information, we note that the impact on gross profit of amortization of purchased intangible assets was $668 million in 2011 as compared to $497 million in 2010, of inventory step-up was $352 million in 2011 as compared to $107 million in 2010, and of  regulatory actions taken in various manufacturing facilities was $170 million in 2011 as compared to none in 2010.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

With the enhanced disclosure quantifying the aggregate impact of these higher charges (as set forth in the indented paragraph above), we do not believe it is material to investors to further breakdown each of these items separately.

Research and Development Expenses, page 65

3.
Please disclose the composition of the total research and development expense shown in the financial statements for each period presented based on how you manage these activities. In this regard, we believe distinguishing between discovery, preclinical and clinical development categories and further by late stage, such as phase III development categories along with providing the number of projects in each category, facilitates investors’ understanding of the pipeline and related trends. To the extent that management has information available by therapeutic class, such as the breakdown beginning on page 36, we believe that this information further enhances investors’ understanding of research and development expense and related trends.

In response to this comment, we will include enhanced disclosure regarding our R&D expenses along the following lines (adjusted as applicable), commencing with our 2012 Form 20-F:

The Company’s net research and development expenditures were $1,095 million in 2011 and $951 million in 2010. As a percentage of revenues, R&D expenditures amounted to 6.0% in 2011and 5.9% in 2010. Historically, our research and development activities have fallen into two broad categories, generic pharmaceuticals (which includes R&D for active pharmaceutical ingredients and over-the-counter products) and branded pharmaceuticals (which includes innovations in devices and delivery methods). The amount spent in each category has varied over time, partially as a result of recent acquisitions, such as that of Cephalon, Inc. (a branded pharmaceutical company) in November 2011and Barr Pharmaceuticals, Inc. (a generic pharmaceutical company) in December 2008.

Generic pharmaceutical R&D expenditures include both (a) direct expenses relating to product formulation, analytical method development, stability testing, management of bioequivalence and other clinical studies, regulatory filings and legal expenses relating to patent review and challenges, and (b) indirect expenses such as costs of internal administration, infrastructure and personnel involved in generic R&D. For the years ended December 31, 2011 and 2010, the Company’s R&D expenses related to generic pharmaceuticals were $481 million and $491 million, respectively.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

Branded pharmaceutical R&D expenditures include upfront and milestone payments for products in development phase, the costs of discovery research, preclinical development, early- and late-clinical development and drug formulation, clinical trials, product registration costs and other costs, and are reported net of contributions received from collaboration partners. Our branded R&D spending takes place at every stage, from drug discovery through pre-launch marketing activities, including (a) early-stage projects in both discovery and preclinical phases; (b) middle-stage projects in clinical programs up to phase III, and (c) late-stage projects in phase III programs, where an NDA is currently pending approval, and life cycle management studies for marketed products. We consider phase III, or late-stage development, to be our most significant R&D programs, as they could potentially affect revenues and earnings in the relatively near future. In addition, we incur indirect expenses that support our overall branded R&D efforts but which are not allocated by product or to specific R&D projects, such as the costs of internal administration, infrastructure and personnel. For the years ended December 31, 2011 and 2010, the Company’s net R&D expenses related to branded pharmaceuticals were $614 million and $460 million, respectively, including such unallocated expenses.

The following table presents the composition of our net branded R&D expenditures and the number of projects by stage of development:

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

	R&D Expenses (USD in millions)		# of Projects as of Dec 31, 2011
	2011	2010
Early-stage	$75	$45	Not applicable
Middle-stage	$91	$41	18
Late-stage	$291	$252	28
Sub-total	$457	$338
Unallocated R&D (inc. R&D participation)	$157	$122
Total	$614	$460

These amounts are not necessarily predictive of future R&D expenditures. In an effort to allocate our R&D spending most effectively, we continually evaluate the products under development (whether generic or branded), based on the performance of such products in pre-clinical and/or clinical trials, our expectations regarding the likelihood of their regulatory approval and our view of their commercial viability, among other factors. We expect that our R&D expenditures will increase in absolute terms as a result of both our recent strategic acquisitions and the increase in our generic and branded product portfolio, as well as the expansion of our efforts in drug discovery and device research and development. Consequently, the composition of our research and development expenditures may change.

We do not believe that providing a further breakdown of our R&D efforts (number of projects and amount of  expenditures) by therapeutic class would provide information that is material to our investors.  The Company has not historically publicly disclosed such detailed information regarding its R&D portfolio, as many projects at any given time are not mature, material or otherwise appropriate for public disclosure. In addition, the disclosure of such information could cause competitive harm to the Company, as competitors or even potential collaboration partners would gain insights into our strategy and costs, enabling them to compete or negotiate with us unfairly on the basis of asymmetric information.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

4.
For projects that are in the late stage of development such as phase III as presented beginning page 36, unless management believes that the expected effect on results of operations or financial position from the project when completed will be insignificant, we believe disclosure about each project should be enhanced to provide insight into expected effects on future operations, financial position or liquidity. For those projects, we would expect the following to be discussed:

•	The month and year the project entered into the current phase of development;

•	Significant patents associated with the project and their expiration dates and/or other information, as applicable, that provides insight into the period of exclusivity available;

In response to this comment, the Company will include the following information with respect to the branded pharmaceutical products that it is developing and that are in phase III development, commencing with its 2012 Form 20-F:

•	The month and year when each product candidate entered phase III clinical trials (defined as the date of first patient enrolled); and

•	Data, including expiration dates, for important patents for significant products submitted for approval in the U.S. or Europe*.

* It is difficult to predict with certainty the length of market exclusivity for any of our branded products, because of the complex interaction between patent and regulatory forms of exclusivity and because of inherent uncertainties concerning the outcome of patent litigation. Accordingly, any disclosure in this regard will indicate that there can be no assurance of market exclusivity for the full period that we estimate.

Supplemental Non-GAAP Income Data
Reconciliation between reported Net Income attributable to Teva and Earnings per share as reported under US GAAP to Non-GAAP Net Income attributable to Teva and Earnings per share, page 70

5.
It is generally not appropriate to present a full non-GAAP income statement for purposes of reconciling non-GAAP measures to the most directly comparable GAAP measures. Presenting a full non-GAAP income statement may attach undue prominence to the non-GAAP information. Please refer to Compliance and Disclosure Interpretation 102.10.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

We do not believe that the reconciliation table included in our 2011 Form 20-F inappropriately attaches undue prominence to our non-GAAP information.  First, our presentation omits several line items (including share in losses of associated companies-net, income before taxes and net income attributable to non-controlling interests) included in our GAAP income statement; all other line items either have a specific non-GAAP adjustment required for the reconciliation or otherwise are critical to understanding the presentation.  We believe that eliminating additional line items from the reconciliation will make our disclosure less useful to our investors.  Moreover, given our placement of these non-GAAP data in a separately labeled, standalone section following the detailed analyses and discussion of our GAAP results, in accordance with previous discussions with the Staff, we do not believe there is any undue prominence in such presentation.

Liquidity and Capital Resources, page 79

6.
You state on page F-15, that your “exposure of credit risks related to other trade receivables (i.e. outside of US) is limited due to the relatively large number of Group customers and wide geographic dispersion.” However your disclosure on page F-54 indicates that revenue in the European countries approximated 30% of your total revenue in 2011. Given the current economic situation in Europe, please provide proposed disclosure to be included in MD&A in future filings to breakdown your accounts receivable balances from product sales by each country experiencing significant economic, fiscal and/or political strains such that the likelihood of default would be higher than would be anticipated when such factors do not exist. Separately disclose amounts due, if any, directly from or funded by each country’s government. Your disclosure should provide the amount of receivable balances that are current and those past due showing the number of days past due. Clearly state the allowance for doubtful accounts for each country and provide an analysis of why you believe your allowance is appropriate.

Our accounts receivable balance from product sales in European countries amounted to $1,159 million at December 31, 2011.  Based on our internal assessment, the European countries experiencing the most significant economic stress are Greece and Portugal. Our accounts receivable balance from product sales in these two countries was $51 million at December 31, 2011.  We believe that the next tier of European countries under economic stress is Italy, Hungary, Spain and Belgium. Our accounts receivable balance from product sales in these four countries was $331 million at December 31, 2011.   We believe that the remaining European countries do not currently exhibit financial stress in a way that has any material impact on our financial results.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

Accounts receivable that are past due for more than 180 days for these six countries, net of provisions for bad debts, were approximately $60  million at December 31, 2011.  In addition, for these six countries, our governmental and hospital receivables amounted to $158 million at December 31, 2011.

Accordingly, we do not consider the above balances to be material warranting  additional disclosures. We continue to monitor these balances and the overall situation in Europe, and we will consider additional disclosures, where appropriate.

7.
On page 76 you state that in 2011, you distributed dividends in the amount of $370 million out of your previously exempt income and paid the corporate tax due on such distributions. In future years, you expect to have sufficient income from non-exempt and strategic Approved Enterprise sources to fund your dividend distributions. You state in Note 1u to the financial statements on page F-14 that you have not provided deferred taxes on the income that you intend to permanently reinvest and not distribute as dividends. Please provide us proposed disclosure to be included in future periodic filings for Note 14 – Income Taxes that complies with each of the disclosure requirements of ASC 740-30-50-2. Further, tell us your consideration of providing liquidity disclosures in MD&A to discuss that your use of certain funds may be limited. In this regard, please provide us proposed disclosure to be included in future periodic filings that includes a discussion of the amount of cash and investments that are currently held by your foreign subsidiaries that are not available to use by the Company or its other subsidiaries outside those foreign operations. Refer to Item 303(a)(1) of Regulation S-K and Section IV of SEC Release 33-8350.

As noted in our 2011 Form 20-F, management intends to permanently reinvest the earnings of the Company’s foreign subsidiaries and to refrain from distributions from the tax-exempt income earned by the Company’s Approved Enterprises. The Company does not foresee a need to distribute these earnings, as it expects to have sufficient funds from other sources to fund dividends and other needs, and instead expects to use these exempt funds for reinvestment in the relevant subsidiaries. Accordingly, Teva believes that there is no material impact on its liquidity as a result of these funds and that no further disclosure is warranted.  However, Teva will continue to monitor the situation and, should the circumstances materially change, management may reconsider its current non-distribution policy.

However, in response to this comment, we propose adding, commencing with our 2012 Form 20-F, the following language at the end of note 14c, clarifying our disclosure regarding deferred taxes not provided for as per ASC 740-30-50-2 (with the missing data completed and updated as necessary):

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

The amount of tax-exempt profits earned by the Company from Approved Enterprises through December 31, 2012 is approximately $XXX million, and the tax that would have been payable had the Company distributed dividends out of that income  is approximately $X,XXX million. However, deferred taxes have not been provided for such tax-exempt income, as the Company intends to permanently reinvest these profits and does not currently foresee a need to distribute dividends out of these earnings (see Note 1u).

Likewise, the Company intends to reinvest, rather than distribute dividends from, the income of foreign subsidiaries in the Group, which amounted to $XXX as of December 31, 2012. An assessment of the tax that would have been payable had the Company’s foreign subsidiaries distributed their income to the Company is not practicable because of the multiple levels of corporate ownership and multiple tax jurisdictions involved in each such hypothetical dividend distribution.

Given both that (i) Teva does not expect to need these earnings of foreign subsidiaries for dividends or its other operations and (ii) it  expects to reinvest such funds, it does not believe that this is a material constraint on its liquidity necessitating further disclosure in its Operating and Financial Review and Prospects (in addition to the above).  However, as is the case with respect to its income from Approved Enterprises, Teva will continue to monitor the situation and, should the circumstances materially change, provide updated and appropriate disclosure in its periodic reports with the SEC.

Notes to Consolidated Financial Statements
Note 1 – Significant Accounting Policies
z. Collaboration arrangements, page. F-16

8.
Please refer to your disclosure that “payments between the Company and the counterparty to the collaboration agreement to be accounted for in accordance with already existing generally accepted accounting principles, unless none exist, in which case a reasonable, rational, consistent method should be used.” Please explain to us those situations when generally accepted accounting principles do not provide guidance for payments between counterparties under your collaboration agreements and describe your accounting treatment in these situations. Revise provide proposed revised disclosure to be included in future periodic reports.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

The language of the note was based on ASC 808-10-45-3 and 4. However, since we do not currently have any material collaborative arrangements for which existing generally accepted accounting principles do not provide guidance, we propose to revise the language, commencing with our 2012 Form 20-F, to eliminate such references as follows:

Collaborative arrangements:

Collaborative agreements are contractual arrangements in which the parties are active participants to the arrangement and are exposed to the significant risks and rewards that are dependent on the ultimate commercial success of the endeavor. Refer to note 2(9).

The Company recognizes revenue generated and costs incurred on sales to third parties as it relates to a collaborative agreement as gross or net, based on accounting guidance relating to “Reporting Revenue Gross as a Principal versus Net as an Agent.” If the Company is the principal participant in a transaction, revenues are recorded on a gross basis; otherwise, revenues are recorded on a net basis.

Note 2—Certain Transactions
Consumer health care partnership with Procter & Gamble, page F-22

9.	Please describe and quantify the principal terms governing this partnership agreement.

In response to this comment, we propose to include enhanced disclosure along the below lines, commencing with our 2012 Form 20-F.  We note, however, (i) this is a newly established joint venture and accordingly our disclosure is likely to evolve (potentially even prior to our 2012 Form 20-F) depending on the development of the joint venture’s business, and (ii) although (subject to the foregoing) we expect to include the below disclosure in our 2012 Form 20-F, we propose that certain elements of the below would be included in the notes to our financial statements, with the balance included in our description of the Company’s business under Item 4 and/or Operating and Financial Review and Prospects under Item 5.

In November 2011, we formed PGT Healthcare, a consumer healthcare joint venture with The Procter & Gamble Company (“P&G”). Headquartered in Geneva, Switzerland, the joint venture focuses on branded OTC medicines in categories such as cough/cold and allergy, digestive wellness, vitamins, minerals and supplements, analgesics and

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

skin medications, and operates in all markets outside North America under brands including Vicks®, Metamucil®, Pepto-Bismol® and ratiopharm®, among others. The joint venture will also develop new brands globally, as well as for the North American market.

We own 49% of the joint venture, and P&G holds a controlling financial interest of 51%. We recognize profits of the joint venture based on our ownership percentage. The joint venture has certain independent operations and contracts for other services from its two partners in an effort to leverage their scale and capabilities and thereby maximize efficiencies.  Such services include, among other things, research and development, manufacturing, sales and distribution, administration and other services provided under agreements with the joint venture. The partners have certain rights to terminate the joint venture after seven years and earlier under other circumstances.

Note 12.  Commitments and Contingencies
b. Contingencies, page F-35

10.
You state on page F-36 that “depending upon a complex analysis of a variety of legal and commercial factors, Teva may, in certain circumstances, elect to market a generic product even though litigation is still pending. This could be before any court decision is rendered or while an appeal of a lower court decision is pending. To the extent Teva elects to proceed in this manner, it could face substantial liability for patent infringement if the final court decision is adverse to Teva.” You also state that in the event of a finding of willful infringement, the damages may be up to three times the profits lost by the patent owner.

•
To the extent that you have had significant sales relating to drugs you have begun to market that were subject to patent litigation, please quantify the sales you have recorded in your financial statements for each period presented and to date.

•	Please quantify the maximum amount of damages that you may be required to pay if the patent litigation is not resolved in your favor.

Of the five generic product launches mentioned in the contingencies note that were subject to patent litigation, three were settled during the course of 2011 and were included solely as a historical matter. The financial terms of the settlements were not material to our results of operations or financial condition in any of the quarters in which such settlements occurred.

Mr. Jim B. Rosenberg
Securities and Exchange Commission
April 23, 2012

With regard to the pantoprazole matter, we believe appropriate disclosure regarding the potential damages was included in our 2011 Form 20-F, including the amount of our sales during the relevant period ($1.1 billion) and the expert reports filed by Wyeth asserting claims of approximately $2.1 billion (which we dispute).

With respect to the Canadian olanzapine matter, particularly given our success in defending this matter to date as disclosed in our 2011 Form 20-F, we do not believe that damages in an amount material to the Company are reasonably possible.  Accordingly, we do not believe that any further quantification of our sales of the product or maximum potential damages is required.

Should any member of the Staff have any questions or comments concerning this letter, please do not hesitate to call me at (212) 728-8592.

Very truly yours,

/s/ Jeffrey S. Hochman

Jeffrey S. Hochman

cc:       Mary Mast (SEC)
Frank Wyman (SEC)
Eyal Desheh (Teva)
Richard S. Egosi (Teva)